Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

Stephen P. Farrell

212-309-6050

sfarrell@morganlewis.com

June 12, 2009

VIA EDGAR AND FEDERAL EXPRESS

Amanda Ravitz

Branch Chief – Legal

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Re:	Tsakos Energy Navigation Limited Registration Statement on Form F-3
Filed May 13, 2009
File No. 333-159218

Dear Ms. Ravitz:

On behalf of our client, Tsakos Energy Navigation Limited (the “Company”), we are responding to the comments set forth in the comment letter from the (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 29, 2009 in respect of the Company’s Registration Statement on Form F-3 (the “Registration Statement”) filed with the Commission on May 13, 2009. To respond to the Staff’s comments, the Company is filing concurrently with this letter pre-effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), including applicable exhibits, and for the convenience of the Staff, we are providing to the Staff by overnight delivery four (4) copies of this letter and marked copies of Amendment No. 1 and certain exhibits (against the Registration Statement and the applicable exhibits initially filed on May 13, 2009).

United States Securities and Exchange Commission

June 12, 2009

The numbered paragraphs in bold herein restate the numbered paragraphs in the Staff’s letter to the Company, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comment.

General

1.	Please confirm that you will file unqualified legal opinions which do not contain inappropriate assumptions or limitations at the time of each takedown.

Response: The Company confirms that it will file an unqualified legal opinion, or opinions, as the case may be, which will not contain inappropriate assumptions or limitations at the time of each takedown.

Signatures

2.	Please revise the signature page for each of the guarantors. The registration statement should be signed by the principal executive officer, principal financial officer, controller or principal accounting officer, and by at least a majority of the board of directors or persons performing similar functions for each of the guarantors.

Response: The signature pages for each of the guarantors have been revised in response to the Staff’s comment and are appended to Amendment No. 1 being filed.

Exhibit 5.1

3.	We note in the first clause of the third paragraph that you have assumed that the resolutions are in full force and effect, have not been rescinded, either in whole or in part, and accurately record the resolutions adopted by the Board of Directors as unanimous written resolutions of the Board and that there is no matter affecting the authority of the directors to authorize the registration statement and effect entry by the company into the subject agreements, not disclosed by the constitutional documents or the resolutions, which would have any adverse implication in relation to your opinion. We view this statement as assuming corporate authority which is a legal conclusion that should be opined upon by legal counsel. Please revise your opinion to remove this assumption.

Response: The opinion of Mello Jones & Martin filed as Exhibit 5.1 to Amendment No. 1 has been revised in response to the Staff’s comment.

United States Securities and Exchange Commission

June 12, 2009

4.	We note in the eighth clause of the third paragraph that you have assumed that all securities will be issued in compliance with applicable U.S. federal and state securities and “other laws.” Please revise your opinion to clarify that such “other laws” do not include Bermuda law, upon which you opine.

Response: The opinion of Mello Jones & Martin filed as Exhibit 5.1 to Amendment No. 1 has been revised in response to the Staff’s comment.

5.	We note your disclosure in the second clause of the sixth paragraph that your opinion is limited Bermuda law “as applied by the courts of Bermuda” at the date of the opinion. Counsel must opine on the legality of the securities under the laws of the state in which the registrant is incorporated, not upon their legality under the laws of the state solely as applied by the courts. Please revise your opinion to delete this qualification.

Response: The opinion of Mello Jones & Martin filed as Exhibit 5.1 to Amendment No. 1 has been revised in response to the Staff’s comment.

6.	Please explain to us the purpose of defining the terms “good standing” and “non-assessable” in the third and fourth clauses of the sixth paragraph or delete.

Response: The opinion of Mello Jones & Martin filed as Exhibit 5.1 to Amendment No. 1 has been revised to delete the language defining the term “good standing,” however, the language defining “non-assessable” remains in order to clarify the meaning of this term under Bermuda law, which could possibly differ from the meaning under the laws of other jurisdictions.

7.	We note that the first sentence of the second to last paragraph in Exhibit 5.1 limits the extent to which persons other than the company may rely upon the opinion of Mello Jones & Martin. Please delete this sentence as it includes inappropriate limitations. Shareholders are entitled to rely upon the legal opinion.

Response: The opinion of Mello Jones & Martin filed as Exhibit 5.1 to Amendment No. 1 has been revised to remove the language limiting the persons who may rely on the opinion. Specifically, the limiting language “addressed to you” and “not to be made available to, or relied on by any other person or entity….” has been deleted from the opinion.

United States Securities and Exchange Commission

June 12, 2009

8.	Please revise the last sentence of the second to last paragraph, which states that your opinion speaks as of its date and you assume no obligation to review or update your opinion, to clarify that you are obligated to file an updated legal opinion dated as of the date of effectiveness of each takedown.

Response: The Company respectfully submits that it is the obligation of the Company, and not that of Mello Jones & Martin, to file a new, unqualified legal opinion of Bermuda counsel at the time of each takedown. As such, and as stated in the Company’s response to comment number 1 above, the Company confirms that it will file a new, unqualified legal opinion of Bermuda counsel which will not contain inappropriate assumptions or limitations at the time of each takedown, and which addresses the specific securities being offered and sold at that time. Such a specific opinion would not be an update of the current Mello Jones & Martin opinion, but rather would be a new opinion and may be issued by Mello Jones & Martin or another law firm. Accordingly, no revision has been made to the current opinion of Mello Jones & Martin in response to the Staff’s comment.

Exhibit 5.2

9.	In the next amendment remove the second to last paragraph of the opinion. You may not limit reliance upon the legal opinion.

Response: The opinion of Morgan, Lewis & Bockius LLP filed as Exhibit 5.2 to Amendment No. 1 has been revised in response to the Staff’s comment.

Exhibit 5.3

10.	In the next amendment remove the reference that, insofar as Liberian law is involved in your opinion, you relied upon the opinions and advice of Liberian counsel or file such opinions as exhibits to the registration statement.

Response: The opinion of Seward & Kissel LLP filed as Exhibit 5.3 to Amendment No. 1 has been revised in response to the Staff’s comment.

11.	Please revise the first sentence of the second to last paragraph, which states that your opinion is rendered as of its date and you have no responsibility to update the opinion for events or circumstances occurring after the date of the opinion, to clarify that you are obligated to file an updated legal opinion dated as of the date of effectiveness of each takedown.

Response: The Company respectfully submits that it is the obligation of the Company, and not that of Seward & Kissel LLP, to file a new, unqualified legal opinion of Liberia counsel at the time of each takedown. As such, and as stated in the Company’s response to comment number 1 above, the Company confirms that it will file a new, unqualified legal opinion of Liberia counsel

United States Securities and Exchange Commission

June 12, 2009

which will not contain inappropriate assumptions or limitations at the time of each takedown, and which addresses the specific securities being offered and sold at that time. Such a specific opinion would not be an update of the current Seward & Kissel opinion, but rather would be a new opinion and may be issued by Seward & Kissel or another law firm. Accordingly, no revision has been made to the current opinion of Seward & Kissel in response to the Staff’s comment.

***

Tsakos Energy Navigation Limited (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing referred to herein;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

If you have any questions, please feel free to contact me at (212) 309-6050.

Sincerely yours,

/s/ Stephen P. Farrell
Stephen P. Farrell

CC:	Tsakos Energy Navigation Limited
Nikolas P. Tsakos
Paul Durham
George Saroglou